Exhibit 99.1

SIGMA LITHIUM ANNOUNCES LOADING 22,000t SHIPMENT TO
LX INTERNATIONAL AT PREMIUM FIXED FORMULA:

9% OF LME LITHIUM HYDROXIDE

HIGHLIGHTS

•	Sigma Lithium announces the loading of its ninth shipment, totaling 22,000 tonnes of its high purity Quintuple Zero Green lump lithium concentrate (“Quintuple Zero Green Lithium”), at the Port of Vitoria. The shipment was sold to LX International, formerly known as LG International.

•	Sigma Lithium achieved a premium price calculated using a fixed-floating formula of 9% of lithium hydroxide quoted at LME. The price formula is final and non-provisional. Premium prices were achieved through a negotiated, “auction-price discovery” process.

o	The auction process maximizes transparency, leads to a more equitable and fair distribution of risk-reward across the supply chain, and ultimately increases value creation for the Company, an integrated industrial miner-processor of lithium concentrate.

o	In this fixed-floating formula, the final price for the ninth shipment will depend solely on the fluctuations of LME lithium hydroxide benchmark prices one month after the landing of the shipment (M+1).

•	Sigma Lithium will continue to drive its commercial strategy, maintaining control over allocation of the sales of its Quintuple Zero Green Lithium amongst the bidders.

São Paulo, Brazil – (May 22, 2024) – Sigma Lithium Corporation (“Sigma Lithium” or the “Company”) (NASDAQ: SGML, BVMF: S2GM34, TSXV: SGML), a leading global lithium producer dedicated to powering the next generation of electric vehicles with carbon neutral, socially and environmentally sustainable lithium concentrate, announces it has commenced loading its ninth shipment of Quintuple Zero Green Lithium, totaling 22,000 tonnes, at the Port of Vitoria. The Company sold its entire ninth shipment directly to LX International (“LXI”), formerly named LG International.

Sigma Lithium has demonstrated significant progress in monetizing a commercial premium that reflects the value in use for its customers generated by its high purity Quintuple Zero Green Lithium. The achieved fixed formula of 9% of lithium hydroxide quoted at LME represents a meaningful increase over previous prices achieved. As a reference, the price for the Company’s shipment in April 2024 was equivalent to 8.75% of lithium hydroxide price quoted at LME.

This inaugural shipment to LXI highlights the management team’s ability to conduct commercial diversification and strengthen our client relationships with South Korean industrial groups. Tracing the supply chain and its industrial participants, Sigma infers that the lithium hydroxide refined with Sigma’s Quintuple Zero Green Lithium is ultimately directed to the battery manufacturing of LG Group, who the Company believes sells its EV batteries to EU and US Automakers.

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ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with carbon neutral, socially and environmentally sustainable chemical-grade lithium concentrate.

Sigma Lithium operates at the forefront of environmental and social sustainability in the EV battery materials supply chain and is currently producing Quintuple Zero Green Lithium concentrate from its Grota do Cirilo Project in Brazil. Phase 1 of the project entered commercial production in 2Q23 and has an annual capacity of 270,000 tonnes of concentrate (36,700 LCE annually). The Company has issued a Final Investment Decision formally approving plans to nearly double capacity to 520,000 tonnes of concentrate through the addition of a Phase 2 concentrate mine and associated mine. The project produces lithium concentrate at its state-of-the-art Greentech lithium plant that uses 100% renewable energy, 100% recycled water and 100% dry-stacked tailings.

Please refer to the Company’s National Instrument 43-101 technical report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Amended and Restated Technical Report” issued March 19, 2024, which was prepared for Sigma Lithium by Homero Delboni Jr., MAusIMM, Promon Engenharia; Marc-Antoine Laporte, P.Geo, SGS Canada Inc; Jarrett Quinn, P.Eng., Primero Group Americas; Porfirio Cabaleiro Rodriguez, (MEng), FAIG, GE21 Consultoria Mineral; and William van Breugel, P.Eng (the “Updated Technical Report”). The Updated Technical Report is filed on SEDAR and is also available on the Company’s website.

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Matthew DeYoe, EVP Corporate Affairs & Strategic Development

+1 (201) 819-0303

matthew.deyoe@sigmalithium.com.br

Daniel Abdo, Director, Investor Relations

+55 11 2985-0089

daniel.abdo@sigmalithium.com.br

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

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FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Groto do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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